UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________________________________________
FORM 6-K
_______________________________________________
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
 _______________________________________________
For the month of July 2021
Commission File Number: 001-37669
_______________________________________________
Nomad Foods Limited
(Translation of registrant’s name in English)

_______________________________________________
No. 1 New Square
Bedfont Lakes Business Park
Feltham, Middlesex TW14 8HA
+ (44) 208 918 3200
(Address of Principal Executive Offices)
_______________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒           Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Except as specifically stated herein, this Form 6-K is incorporated by reference into the registration statements filed by Nomad Foods Limited (the “Company”) on (i) Form S-8 filed with the Securities and Exchange Commission (the “Commission”) on May 3, 2016 (File No. 333-211095), (ii) Form F-3, initially filed with the Commission on March 30, 2017 and declared effective on May 2, 2017 (File No. 333-217044) and (iii) Form F-3 filed with the Commission on June 4, 2018, which was automatically effective upon filing with the Commission (File No. 333-225402). The Company is also filing and incorporating by reference into the Form F-3s, the documents set forth in Exhibits 99.1 and 99.2 of the following Exhibit Index.

On June 24, 2021, the Company entered into an Indenture (the “Base Indenture”), as supplemented by a supplemental indenture, dated as of July 9, 2021 (the “Supplemental Indenture” together with the Base Indenture, the “Indenture”) by and among the Company, Nomad Foods BondCo Plc, an indirect, wholly-owned subsidiary of the Company (the “Issuer”), the Company’s direct and indirect subsidiaries named as guarantors therein (together with the Company, the “Guarantors”), Deutsche Trustee Company Limited, as trustee thereunder and the other parties named therein, pursuant to which the Issuer issued €50.0 million aggregate principal amount of 2.50% senior secured notes due 2028 (the “Additional Notes”). The Additional Notes will mature on June 24, 2028 and form one series with the previously issued notes. Interest on the Notes shall accrue at the rate of 2.50% per annum and will be payable semi-annually in arrears on January 15 and July 15, commencing on January 15, 2022. The Additional Notes are fully and unconditionally guaranteed on a senior basis by the Guarantors, subject to the limitations set forth in the Indenture. The Additional Notes contain customary covenants and events of default. The description of the Supplemental Indenture contained herein is not intended to be complete and is qualified in its entirety by reference to the full text of the Supplemental Indenture, which is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

The net proceeds from the issuance of the Additional Notes (the “Tack-on Offering”) will be used for general corporate purposes.

On July 9, 2021 the Company issued a press release announcing the closing of the Tack-on Offering. A copy of the press release is furnished as Exhibit 99.2 to this Report on Form 6-K.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMAD FOODS LIMITED

By:	/s/ Stéfan Descheemaeker
Name:	Stéfan Descheemaeker
Title:	Chief Executive Officer
Dated: July 12, 2021

Exhibit Index

Exhibit Number	Exhibit Title

99.1	Supplemental Indenture, dated as of July 9, 2021 by and among the Company, the guarantors named therein and Deutsche Trustee Company Limited, as trustee.
99.2	Press Release issued by Nomad Foods Limited on July 9, 2021.